WIZARD WORLD, INC.
1350 AVENUE OF THE AMERICAS, 2ND FLOOR
NEW YORK, NY 10019

January 18, 2012

VIA EDGAR
Ms. Erin Wilson
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wizard World, Inc. Form 8-K/A Filed November 17, 2011 File No. 000-33383

Dear Ms. Wilson:

This will confirm our conversation on January 17, 2012, that Wizard World, Inc. (the “Company”) was not able to respond to the U.S. Securities and Exchange Commission’s (the “Commission”) comment letter, dated December 19, 2011 (the “Letter”), regarding the Company’s Current Report on Form 8-K/A by the tenth business day after the date of the Letter because the Company was in the process of preparing its Annual Report on Form 10-K for the year ended December 31, 2010.  Therefore, the Company respectfully requests that the deadline for the Company’s response be extended to Monday, January 30, 2012.

Please contact the Company’s outside legal counsel, Joseph M. Lucosky of Lucosky Brookman LLP at (732) 395-4400 should you have any questions.  Thank you for your attention.

Sincerely,

/s/ Michael Mathews
Michael Mathews
Chief Executive Officer